SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
F +49 6227 7-57575
info@sap.com

February 28, 2018

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Notice of disclosure filed in Annual Report on Form 20-F, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SAP SE has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ending December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on February 28, 2018.

Respectfully submitted,

SAP SE

By:	/s/ Jochen Scholten
Name:	Jochen Scholten
Title:	General Counsel